

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 6, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share), of NEXPOINT STRATEGIC OPPORTUNITIES FUND under the Exchange Act of 1934.

Sincerely,